______________________________________________________________________________
______________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[x]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 001-09057

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Integrys Energy Group
Employee Stock Ownership Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEC Energy Group, Inc.
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

______________________________________________________________________________
______________________________________________________________________________

REQUIRED INFORMATION

The following financial statements and schedules of the Integrys Energy Group Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

Integrys Energy Group Employee Stock Ownership Plan
Financial Statements as of and for the Years
Ended December 31, 2015 and 2014,
Supplemental Schedules as of and for the Year
Ended December 31, 2015, and
Report of Independent Registered Public Accounting Firm

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015	15

Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions for the Year Ended December 31, 2015	16-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the WEC Energy Group, Inc.
Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the Integrys Energy Group Employee Stock Ownership Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstate-ment. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in the accompanying schedules of assets (held at end of year) as of December 31, 2015, and reportable transactions for the year then ended have been subjected to audit procedures performed in conjunction with the audit of Integrys Energy Group Employee Stock Ownership Plan’s financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementay information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Schenck SC
Certified Public Accountants

Green Bay, Wisconsin
June 23, 2016

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS:
Investments, at fair value:
Non-participant directed:
Common stock of WEC Energy Group, Inc.	$266,979,373	$—
Common stock of Integrys Energy Group, Inc.	—	288,802,948
Mutual fund	41	10,875
Participant directed:
Mutual funds	24,280,036	19,422,800
Collective trust funds	8,770,046	4,989,003
Stable return collective trust fund	6,460,496	5,419,306
Total investments	306,489,992	318,644,932

Receivables:
Employer contributions	970,426	1,345,943

Cash	7,341	219

NET ASSETS AVAILABLE FOR BENEFITS	$307,467,759	$319,991,094

The accompanying notes are an integral part of the financial statements.

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014

ADDITIONS:
Employer contributions	$16,055,148	$17,079,330

Investment income:
Interest and dividend income	9,451,045	10,233,662
Net appreciation in fair value of investments	630,942	87,900,572

Total additions	26,137,135	115,213,564

DEDUCTIONS:
Benefits paid to participants	38,322,072	15,518,140
Dividend distributions	338,398	385,455

Total deductions	38,660,470	15,903,595

NET INCREASE (DECREASE)	(12,523,335)	99,309,969

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	319,991,094	220,681,125

End of year	$307,467,759	$319,991,094

The accompanying notes are an integral part of the financial statements.

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN
The following brief description of the Integrys Energy Group Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document, as amended.
General - The Plan was established effective January 1, 1975, as a defined contribution employee stock ownership plan. The Plan invests principally in the common stock of WEC Energy Group, Inc., and prior to June 29, 2015, invested in the common stock of Integrys Energy Group, Inc. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Acquisition - On June 29, 2015, Integrys Energy Group, Inc. ("Integrys") was acquired by Wisconsin Energy Corporation, which changed its name to WEC Energy Group, Inc. ("WEC" or the "Company"). The Plan received the same transaction consideration (1.128 WEC shares plus $18.58 cash per share for each share of Integrys stock) as was received by all other Integrys shareholders. Effective with this transaction, the Integrys Employee Benefits Administrator Committee ("EBAC") was dissolved and overall responsibility for administration of the Plan was reassigned to the WEC Employee Benefits Committee and the WEC Investment Trust Policy Committee.
Plan Sponsor -  Wisconsin Public Service Corporation, a wholly owned subsidiary of Integrys Holding, Inc. (formerly Integrys Energy Group, Inc.), is the Plan sponsor. On June 29, 2015, WEC became the ultimate parent company of the Plan sponsor.
Plan Administration - Through June 29, 2015, overall responsibility for administration of the Plan rested with the Integrys EBAC, which consisted of Integrys employees. Effective June 29, 2015, overall responsibility for administration of the Plan moved to the WEC Employee Benefits Committee, which consists of Company employees. Wells Fargo Bank N.A. (the “Trustee”) serves as the Plan’s trustee and has custody of all cash and investments of the Plan. Wells Fargo Bank N.A. is also the recordkeeper for the Plan and maintains the individual participant accounts. Costs of administering the Plan are paid by either the Plan or the Company.

Eligibility - Administrative employees of legacy Integrys are generally eligible to participate in the Plan except for limited-term employees (unless limited-term employees work one year and 1,000 hours and/or are participating in one of the Integrys employee savings plans). Limited-term employees are defined under the Plan as employees of legacy Integrys or its affiliates who are hired for a limited period of time. Administrative employees who are students and interns are not eligible to participate in this Plan. Certain non-administrative employees (employees covered by a collective bargaining agreement) are eligible to participate in the Plan. Certain non-administrative employees from Local 420 of the International Union of Operating Engineers AFL-CIO (“Local 420”), Local 18007 of the Gas Workers Union, UWUA, AFL-CIO (“Local 18007”), Local 2285 of the International Brotherhood of Electrical Workers, AFL-CIO (“Local 2285”), Local 12295 of the United Steelworkers Union (“Local 12295”), Local 31 International Brotherhood of Electrical Workers (“Local 31”), and Local 417 of the Utility Workers of America, AFL-CIO (“Local 417”) also participate in the Plan. Each collective bargaining agreement sets forth which non-administrative employees are eligible to participate in the Plan.
Employer Contributions - Contributions to the Plan on behalf of administrative employees and certain non-administrative employees are made in WEC or Integrys common stock, as applicable, and match participant contributions to other plans. The matching contributions have a value equal to a 100% match on the first 5% of eligible pay that each participant defers into the Integrys Energy Group 401(k) Plan for Administrative Employees, the Wisconsin Public Service Corporation Non-Administrative Employees’ Savings Plan (for participants hired or rehired on or after December 18, 2009 for Local 420, January 15, 2010 for Local 12295, March 22, 2011 for Local 31, and February 16, 2012 for Local 417), or the Peoples Energy Employee Thrift Plan (for participants hired or rehired on or after May 1, 2008 for Local 18007 and July 1, 2008 for Local 2285). Such contributions totaled $12,690,677 and $13,868,246 for 2015 and 2014, respectively.
Pursuant to a union contract with Local 420, the Company contributes to the Plan on behalf of eligible employees who are members of Local 420, 2% of a participant’s gross pay.  Also, an additional percentage (as described in the collective bargaining agreement based on the participant’s date of hire/rehire) of a participant’s base pay is contributed to the Plan.  Contributions pursuant to this collective bargaining agreement with Local 420 employees totaled $3,364,471 and $3,211,084 for 2015 and 2014, respectively.
Vesting - Participants are immediately vested in their accounts.
Payment of Benefits - Benefits paid to participants represent the amount paid during the year to participants who elected to receive the distribution of their account balance. Non-administrative participants may withdraw from their account shares that have been held at least 84 months. Administrative participants may withdraw from their account shares that were received prior to January 1, 2001, and held for at least 84 months. For administrative employees, shares received after January 1, 2001, may be withdrawn only upon termination or retirement. Diversification withdrawals are also allowed for those over age 55 and who have participated in the Plan for over ten years.

Former employees may elect to receive lump sum distributions quarterly as described in the Plan document, or may defer distribution until the year they attain age 69. Participants who die, become disabled, retire, or otherwise terminate employment with the Company are entitled to elect a distribution as early as the next withdrawal opportunity. To the extent provided for by a qualified domestic relations order, and as determined by the administrator, a lump-sum payment may be made to an alternate payee under such order at the next withdrawal opportunity. Fractional shares and balances diversified into mutual funds or the collective trust funds are paid in cash. Amounts held in Company common stock are issued in full share certificates.
Dividend Distributions - Each eligible participant may elect, for dividends declared and payable on stock that is allocated to the participant account, to be paid in cash directly to the participant or be reinvested in the participant’s account. Dividends that are reinvested in the participant’s account are used to purchase additional shares of Company stock at the closing market price on the payment date of the dividend.
Participant Accounts - Each participant's account is maintained in the Plan and is credited with the employer contributions, as well as allocations of the Plan’s earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investment Options - Contributions to the Plan are nonparticipant directed into Company common stock. Participants have the option to diversify into mutual funds and collective trust funds within the Plan on a quarterly basis. Diversification transactions occur within a certain time period each quarter. The mutual funds and collective trust funds are managed by Wells Fargo, Fidelity, Invesco, Loomis Sayles, Vanguard, Hartford, Dodge & Cox, American Funds, and the Northern Trust Company.
Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to the participant’s account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.
Plan Amendments - In 2015, the Plan was amended to provide that the cash consideration received in connection with the WEC acquisition would be reinvested into additional shares of WEC common stock.

In December 2015, the Plan was amended, effective as of June 29, 2015, to: change the Plan administrator from the Integrys EBAC to the WEC Employee Benefits Committee; reflect the authority of the Company's Chief Executive Officer to adopt certain amendments to the Plan or terminate the Plan; and update the names of the entities that are participating employers in the Plan.

In December 2015, the Plan was further amended, effective January 1, 2016, to: provide that matching contributions will be made in cash instead of WEC common stock; clarify that participants direct the investments of their matching contribution; remove the safe harbor feature; add provisions relating to the actual contribution percentage test that apply; make administrative changes, including changes to beneficiary designations required by the Internal Revenue Service; and revise the claims procedures due to dissolution of the EBAC.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value using methodologies described in Note 4 Fair Value Measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Contributions Receivable - The Plan records employer contributions receivable when earned by the participants.
Administrative Expenses - All administrative expenses of maintaining the Plan are paid by the Company and/or its affiliates. Investment related expenses are included in net appreciation of fair value of investments.
Risks and Uncertainties - The Plan utilizes various investment instruments, but is primarily invested in shares of Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. Benefits totaling $13,906,361 and $12,763,591 were due to participants who have withdrawn but not received payment as of December 31, 2015 and 2014, respectively.

New Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value practical expedient in Accounting Standards Codification 820, Fair Value Measurement, from categorization within the fair value hierarchy. Such investments should be disclosed separate from the fair value hierarchy. The guidance requires retrospective application and is effective for fiscal years beginning after December 15, 2016. Early application is permitted. Plan management has elected not to early adopt the provisions of this new standard. The impact of this standard has not yet been determined.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully-benefit responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. This guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan elected to early adopt this standard.

Reclassification - Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 presentation with no impact on previously reported net assets available for benefits or changes in net assets available for benefits.

Subsequent Events - Plan management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the date on which the financial statements were issued.

3.	NONPARTICIPANT DIRECTED INVESTMENTS
The Plan includes participant directed and nonparticipant directed investments. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	2015	2014

Net assets:
Common stock	$266,979,373	$288,802,948
Mutual fund	41	10,875
Employer contribution receivable	970,426	1,345,943

Total	$267,949,840	$290,159,766

	2015	2014

Changes in net assets:
Employer contributions	$16,055,148	$17,079,330
Interest and dividend income	9,035,944	9,925,619
Net appreciation in fair value of
investments	1,236,475	86,404,024
Benefits paid to participants	(26,391,631)	(11,606,888)
Dividend distributions	(338,398)	(385,455)
Transfers to participant directed investments	(21,807,464)	(7,780,039)

Total	$(22,209,926)	$93,636,591

4.	FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).
The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Stable return collective trust fund: Composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the bank collective trust fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used it if is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the issuer requires twelve month's notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

	Fair Value Measurements
	at December 31, 2015
	Level 1	Level 2	Level 3	Total

Common stock	$266,979,373	$—	$—	$266,979,373
Mutual funds	24,280,077	—	—	24,280,077
Collective trust funds	—	8,770,046	—	8,770,046
Stable return collective trust fund	—	6,460,496	—	6,460,496

	$291,259,450	$15,230,542	$—	$306,489,992

	Fair Value Measurements
	at December 31, 2014
	Level 1	Level 2	Level 3	Total

Common stock	$288,802,948	$—	$—	$288,802,948
Mutual funds	19,433,675	—	—	19,433,675
Collective trust funds	—	4,989,003	—	4,989,003
Stable return collective trust fund	—	5,419,306	—	5,419,306

	$308,236,623	$10,408,309	$—	$318,644,932

The following tables summarize the investments measured at fair value based on the NAV per share as of December 31, 2015 and 2014, respectively.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2015
				Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period

Collective trust funds	$8,770,046	-	Daily	None
Stable return collective trust fund	6,460,496	-	Daily	(a)

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2014
				Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period

Collective trust funds	$4,989,003	-	Daily	None
Stable return collective trust fund	5,419,306	-	Daily	(a)

(a)
The Wells Fargo Stable Return Collective Trust Fund has a one year redemption period at the Plan level. The valuation date is the close of business on the last business day of the month and the distribution is made the 1st day after the valuation date or as soon as possible. On September 30, 2015, the Plan Sponsor provided a redemption notice to Wells Fargo.

5.	TAX STATUS
The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated September 25, 2013, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt.

6.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of a money market fund and a collective trust fund managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Company provides certain administrative and accounting services to the Plan at no cost.
In addition, certain investments are shares of Company common stock and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2015, the Plan held 5,203,262 shares of WEC common stock, with a cost basis of $226,731,511. At December 31, 2014, the Plan held 3,709,736 shares of Integrys common stock, with a cost basis of $170,240,484. During the year ended December 31, 2015, the Plan recorded dividend income of $9,035,944 from investments in WEC and Integrys common stock. During the year ended December 31, 2014, the Plan recorded dividend income of $9,925,619 from investments in Integrys common stock.

8.	RECONCILIATION TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014, and for the year ended December 31, 2015 is as follows:

	2015	2014
Statements of net assets available for benefits:
Net assets available for benefits per financial statements	$307,467,759	$319,991,094
Stable return collective trust fund valuation adjustment	—	75,870
Net assets available for benefits per Form 5500	$307,467,759	$320,066,964

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(12,523,335)
Stable return collective trust fund valuation adjustment	(75,870)

Net income per Form 5500	$(12,599,205)

9.    SUBSEQUENT EVENT
It is the Company's intention to merge this Plan into a new plan, the WEC Energy Group Retirement Savings Plan, effective August 23, 2016. Assets in the participants' Plan account will transfer to the new plan. Other effects the acquisition may have on the Plan have not been determined.
******

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015
EIN/PN:39-0715160/003

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Shares or par value	Cost	Current
				Value

	Nonparticipant directed:
*	WEC Energy Group, Inc. common stock	5,203,262	$226,731,511	$266,979,373

	Mutual Fund:
*	Wells Fargo Cash Investment Money Market Fund	41	41	41

		Total nonparticipant directed	$226,731,552	$266,979,414

	Participant directed:
	Mutual Funds:
	American Funds Growth Fund of America	41,436		1,708,822
	Dodge & Cox Stock Fund	16,802		2,734,942
	Fidelity Balanced Fund	176,471		3,744,722
	Hartford Small Company HLS IA Fund	50,877		891,362
	Invesco International Growth Fund	50,094		1,574,964
	Loomis Sayles Small Cap Value Fund	45,834		1,372,262
	Northern International Equity Index Fund	111,410		1,201,001
	Vanguard Total Stock Market Index Fund	55,777		2,833,447
	Vanguard Total Bond Market Index Fund	127,146		1,352,837
	Vanguard Target Retirement Fund	41,894		521,578
	Vanguard Target Retirement 2015 Fund	89,571		1,274,597
	Vanguard Target Retirement 2025 Fund	142,761		2,229,924
	Vanguard Target Retirement 2035 Fund	100,357		1,690,012
	Vanguard Target Retirement 2045 Fund	64,655		1,149,566
	Total mutual funds			24,280,036

	Collective Trust Funds:
	Northern Trust Company Balanced Fund	2,009		491,752
	Northern Trust Company Bond Fund	1,602		293,265
	Northern Trust Company Mid Cap Equity Fund	10,140		3,363,563
	Northern Trust Company S&P 500 Equity Fund	2,832		716,832
	Northern Trust Company S&P 500 Growth Fund	7,292		1,913,566
	Northern Trust Company S&P 500 Value Fund	4,609		1,112,563
	Northern Trust Company Small Cap Equity Fund	2,731		878,505
	Total collective trust funds			8,770,046

*	Wells Fargo Stable Return Fund N35	131,367		6,460,496

		Total participant directed		39,510,578

	TOTAL INVESTMENTS			$306,489,992
* Indicates a party-in-interest

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4J — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
EIN/PN:39-0715160/003

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
				Expense		Current Value
				Incurred		of Asset
Identity of Party		Purchase	Selling	With	Cost of	on Transaction	Net Gain
Involved	Description of Asset	Price	Price	Transaction	Asset	Date	or (Loss)

SINGLE IN SAME SECURITY
WEC Energy Group, Inc. *	Common stock	$16,043,972		$—		$16,043,972

WF CASH INVT MM FD-
INSTL #451 *	Money market	$63,905,668		$—		$63,905,668

WF CASH INVT MM FD-
INSTL #451 *	Money market		$16,043,972	$—	$16,043,972	$16,043,972

*Party-in-interest

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4J — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
EIN/PN:39-0715160/003

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
				Expense		Current Value
				Incurred		of Asset
Identity of Party		Purchase	Selling	With	Cost of	on Transaction	Net Gain
Involved	Description of Asset	Price	Price	Transaction	Asset	Date	or (Loss)

SERIES IN SAME SECURITY
Integrys Energy Group, Inc.*	Common stock	$4,536,632		$1,244		$4,536,632
Integrys Energy Group, Inc.*	Common stock		$18,470,763	$5,266	$11,308,818	$18,470,763	$7,161,945

WEC Energy Group, Inc. *	Common stock	$75,988,766		$34,055		$75,988,766
WEC Energy Group, Inc. *	Common stock		$3,368,275	$1,327	$2,879,649	$3,368,275	$488,626

WF CASH INVT MM FD-
INSTL #451 *	Money market	$66,767,072		$—		$66,767,072
WF CASH INVT MM FD-
INSTL #451 *	Money market		$66,767,031	$—	$66,767,031	$66,767,031	$—

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Integrys Energy Group Employee Stock Ownership Plan
Name of Plan

Date:    June 23, 2016     By:     /s/Lisa R. George
Lisa R. George, Director Total Rewards for WEC Energy
Group, Inc. and Chair of the Employee Benefits Committee

EXHIBIT INDEX

INTEGRYS ENERGY GROUP
EMPLOYEE STOCK OWNERSHIP PLAN

FORM I I –K

Exhibit No.	Exhibit

23.1	Consent of Schenck SC